

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 24, 2017

Susana D'Emic
Executive Vice President and Chief Financial Officer
Time Inc.
225 Liberty Street
New York NY 10281

Re: **Time Inc.**
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 27, 2017
File No. 001-36218

Dear Ms. D'Emic:

We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 18: Segment Information, page F-58

1. We note your operating segment definition and your disclosure of one reportable segment. In that regard, please tell us and disclose the factors you used in identifying your reportable segment, including the basis of organization (e.g., whether management has chosen to organize the entity around differences in products and services, geographic areas such as U.S., U.K., etc.,, regulatory environments, or a combination of factors and whether operating segments have been aggregated). We refer you to ASC 280-10-50-21. If you have multiple operating segments in which you aggregated them into one reportable segment, please identify them for us and explain to us how you met the criteria within ASC 280-10-50-11 for aggregation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Andrew Mew at (202) 551-3377 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure